Exhibit 12(a)

                               Idaho Power Company
                       Consolidated Financial Information

                 Supplemental Ratio of Earnings to Fixed Charges


                                                           Twelve Months Ended December 31,
                                                                (Thousands of Dollars)
                                                1991      1992      1993      1994      1995      1996
Computation of Ratio of Earnings to
 Fixed Charges:
  Consolidated net income                    $ 57,872  $ 59,990  $ 84,464  $ 74,930  $ 86,921  $ 90,618

Income taxes:
  Income taxes (includes amounts charged
   to other income and deductions)             24,321    24,601    38,057    35,307    49,498    51,316
  Investment tax credit adjustment             (3,177)   (1,439)   (1,583)   (1,064)   (1,086)      776

     Total income taxes                        21,144    23,162    36,474    34,243    48,412    52,092

Income before income taxes                     79,016    83,152   120,938   109,173   135,333   142,710

Fixed Charges:
  Interest on long-term debt                   54,370    53,408    53,706    51,172    51,147    52,165
  Amortization of debt discount,
   expense and premium - net                      374       392       507       567       567       594
  Interest on short-term bank loans               935       647       220     1,157     3,144     2,269
  Other interest                                3,297     1,011     2,023     1,538     1,598     2,319
  Interest portion of rentals                     884       683     1,077       794       925       991

     Total fixed charges                       59,860    56,141    57,533    55,228    57,381    58,338

  Suppl increment to fixed charges*             1,599     2,487     2,631     2,622     2,611     2,600

     Total supplemental fixed charges          61,459    58,628    60,164    57,850    59,992    60,938

Supplemental earnings - as defined           $140,475  $141,780  $181,102  $167,023  $195,325  $203,648

Supplemental ratio of earnings to fixed
 charges                                        2.29X     2.42X     3.01X     2.89X     3.26X     3.34X
<F1>
* Explanation of increment:
  Interest on the guaranty of American Falls Reservoir District Bonds and Milner Dam Inc.
  notes which are already included in operating expense.